Mail Stop 3561

February 3, 2010

via U.S. mail and facsimile

Aris Giannopoulos, President
Omega Water Corp.
10624 South Eastern Ave., Suite A – 786
Henderson, NV 89052

RE: **Omega Water Corp**.
      Form S-1 filed January 7, 2010
      File No.: 333-164245

Dear Mr. Giannopoulos

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments, we have asked you to provide us with additional information so we may better understand your disclosure. Please understand that after our review of all of your responses, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. Please ensure that the date of the prospectus is on the outside cover page, rather than the table of contents, where such information is currently located. We direct your attention to Item 501(b)(9) of Regulation S-K.

2. Please reconcile the statement that the offering will last for 180 days from the effective date of the prospectus with the statement that the offering will end as of June 30, 2010.

Outside Back Cover Page

3. Please provide the dealer prospectus delivery obligation disclosure required by Item 502(b) of Regulation S-K.

Omega Water, Corp., page 4

4. Please reconcile the disclosure throughout the prospectus as to whether you can commence any of your business plan with the use of proceeds from the offering. The disclosure in the MD&A and the business section indicates you will need additional funding; however, the use of proceeds section indicates that you will implement part of your business plan from the use of proceeds. In addition, we note the following statements, the first from this section, the second in the first risk factor at the top of page 6 entitled: "Without the funding from this offering we will be unable to implement our business plan" and the third in the first paragraph under MD&A on page 12.

    > We intend to use the net proceeds from this offering to develop our business operations

    > We will need the funds from this offering to commence activities that will allow us to begin seeking financing of our business plan.

    > In order to achieve our business plan goals, we will need the funding from this offering and substantial additional funding.

5. Please reconcile the offering expenses. For example, on page four you indicate offering expenses are $7,500. However, the second risk factor on page nine and the disclosure on page II-1 indicate that the offering expenses are approximately $9,000.

Risk Factors, page 5

6. Please revise the second risk factor on page six into separate risk factors. You refer to three separate risks: a lack of revenues, dependence upon financing, and substantial doubt about your ability to continue as a going concern. Each risk factor should focus on only one risk to the company.

7. Please explain the references in the third risk factor on page seven to "infrastructure construction and operation" and to "standard engineering or

managerial approaches real or intangible property companies commonly use." This appears to refer to a different industry than the beverage industry that you refer to elsewhere in the prospectus.

8. Please reconcile the disclosure in the second risk factor on page six that you require minimum funding of $30,000 to conduct your proposed operations for one year, with the disclosure in the second risk factor on page nine that total expenditures over the next year are approximately $2 to $6.5 million.

Use of Proceeds, page 10

9. Please show us how you calculated the total proceeds from your offering for each scenario. For example, based on offering expenses of $7,500, as disclosed on page 4, your proceeds assuming 100% of shares sold would be $92,500 ($100,000 - $7,500).

10. Given that there is no minimum to this offering, please disclose your intended use of proceeds if you raise less than 25% of the offering.

11. We note the statement that "the above figures represent only estimated costs." If you are reserving the right to change the use of proceeds, please disclose the certain contingencies that would result in a change in the use of proceeds and disclose the alternative use of proceeds in such instances. Otherwise, please remove such disclosure. We direct your attention to Instruction 7 to Item 504 of Regulation S-K.

12. The disclosure on page 23 indicates that up to $10,000 in proceeds from this offering may be used to repay funds loaned from the son of Mr. Giannopoulos. Please reconcile the table, which does not reflect repayment of this loan, with this information. We also direct your attention to Instruction 4 to Item 504 of Regulation S-K.

Dilution, page 11

13. It is not clear to us how you computed dilution per share to new investors under each of the scenarios you have presented. Please show us how you calculated the dilution per share amounts presented under each of the scenarios and revise your dilution and related disclosures as necessary.

14. Please include a comparison of the public contribution under the proposed public offering and the effective cash contribution of your existing shareholder, as required by Item 506 of Regulation S-K.

Aris Giannopoulos, President
Omega Water Corp.
February 3, 2010
Page 4

MD&A, page 12

15. Please update the cash balance as of the most recent practicable date.

16. Reconcile the estimated cost of Phases I and II, which you indicate are
$500,000 on page 12, with the disclosure on page 17 that the two phases will
cost $550,000.

17. Please revise the fifth paragraph to explain how you plan to raise $500,000,
which you have said would be required to begin Phase II before the end of
February, 2010.

18. Please reconcile the disclosure in the last paragraph on page 12 that $50,000
is the amount to be raised in this offering with other disclosure in the
registration statement. In addition, please make it clear that there is no
minimum that you must raise. Lastly, please clarify the impact upon your
plan of operations if you are only able to raise nominal funds from this
offering or from other sources of funding.

19. We note the disclosure on page 13 that if you are successful in raising funds
from this offering, you "plan to commence activities to raise the $500,000
funds required for Phase I of the development program in summer 2010."
Please reconcile the dollar amount with the disclosure on page 17. In
addition, the disclosure on page 17 indicates that phase one is expected to be
completed in February 2010. Given that you do not contemplate raising
funds until the summer of 2010, please explain how you plan to complete
phases I and II by February and March 2010. Please ensure consistency in
disclosure regarding your business plan, the costs, and timing throughout the
prospectus. We may have further comments.

Description of Business, page 15

20. Please disclose the material terms of the agreement with Nevada Bottling and
Beverage Company, as referenced on page 16.

21. Given the development stage of the company and the lack of funding to
implement your business plan, remove the reference to "dominate a single
state and expand nationally."

Development of the Omega Water Brand and Market, page 16

22. Disclose the basis for the disclosure throughout this section. If applicable,
support your disclosure by including with your response letter copies of, or

excerpts from, reports or publications which you reference. We note, for example and without limitation, the following statements:

> You state in the first paragraph that Omega Water combines water, oxygen, and negative ions, three essential requirements for proper hydration of the human body.

> You also state in the first paragraph that "[a]dditional studies on negative ions have shown to enhance the immune system, increase alertness, increase work productivity and concentration, fulfill antioxidant qualities such as reducing the susceptibility to colds, flu, relief sinus, migraine headaches, allergies, and hay fever, reduce the severity of asthma attacks and increase lung capacity."

> We believe that the market for negative ion enriched water and the benefits have an ample and large market of the water industry which has yet to be proven. Omega Water Corp intends on exploiting and researching this market through-out the development, marketing, branding, and distribution during Phase I of the plan.

23. While we note the agreement with Nevada Bottling and Beverage Company, it is unclear whether they will supply the water or whether you will have to enter into another agreement to supply the water for your product. Please clarify.

Marketing, page 18

24. Please remove promotional language, such as "first in its category" and "almost guarantees an initial trial and desire to learn more about it."

Website, page 18

25. Please clarify, if true, that designing and operating your website will be a future event. We are unable to access it at the present time.

Compliance with Government Regulations, page 19

26. Please comply fully with Item 101(h)(4)(ix) of Regulation S-K. We note the second risk factor on page seven, which focuses on the risk associated with being subject to governmental regulation. Please provide a more detailed discussion in this section.

Directors, Executive Officers, Promoter and Control Persons, page 20

27. Please disclose the business experience for Mr. Giannopoulos for the past five years, as required by Item 401(e) of Regulation S-K.

Executive Compensation, page 22

28. Please provide the basis for the valuation of the stock award at $.10, given the financial statements have valued the stock award at $8,000 and the value placed upon the same award for the director compensation table also reflected the amount of $8,000. See Item 402(n)(2)(v) of Regulation S-K. To the extent that assumptions were made in the valuation, please provide the disclosure required by the Instruction to Item 402(n)(2)(v) and (vi) of Regulation S-K.

29. Please reconcile the statement that the stock subscription agreement is for a term of one year beginning September 1, 2009 with Exhibit 10.1, which indicates that the term of the agreement begins September 1, 2010.

Plan of Distribution, page 23

30. Please explain the statement that "sales by the Company must be made at the fixed price of $.10 until a market develops for the stock." This is a primary offering by the company and the company is not eligible to conduct an at the market offering.

Description of Securities, page 24

31. Please provide the information required by Item 201(a) of Regulation S-K.

32. The statement that "all shares of common stock now outstanding are fully paid and non-assessable" is a legal conclusion that the company is not able to make. Please attribute such statement to counsel and file the consent or remove.

33. Please explain the reference to Tycore Ventures in the discussion of Nevada Anti-Takeover Laws.

Financial Statements

General

34. Please provide a currently dated consent in any amendment and note the updating requirements of Article 8-08 of Regulation S-X.

35. Please note that the FASB Accounting Standards Codification became effective on July 1, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. Please revise any references to accounting standards accordingly.

Notes to Financial Statements

Note 4 – Capital Stock, page F-13

36. We note you issued 8,000,000 shares of common stock to your CEO as compensation for agreeing to perform as CEO for a term of one year beginning September 1, 2009. We also note that you determined the fair value of these shares to be $8,000 and presented a prepaid expense at November 30, 2009 of $6,667 related to such compensation. Please tell us how you determined the fair value of these shares and explain to us why you believe presenting deferred compensation as a prepaid expense (versus as a reduction of stockholder's equity) is appropriate. For guidance, refer to FASB ASC 718.

Exhibits

37. Please revise the legality opinion to indicate that it opines upon Nevada law including the statutory provisions, all applicable provisions of the Nevada Constitution and reported judicial decisions interpreting those laws.

38. Please file executed exhibits 10.1, 10.2 and 10.3.

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Raj Rajan at (202) 551-3388 or Brian Bhandari at (202) 551-3390 if you have questions regarding the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or Pam Howell at (202) 551-3357 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: Thomas E. Puzzo, Esq.
     Facsimile: (206) 260-0111